VINCI

Rueil december 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci Park sells business in Chile and strengthens its position in Europe,
- Eurovia (Vinci Group) reinforces its industrial assets in North Carolina,
- Press release,
- Vinci at the Paris Employment Forum "Paris pour l'emploi",
- Vinci to build Soyuz launch pad and ground infrastructure in French Guyana,
- Consolidated revenue at 30 september 2005,
- New contracts worth more than Euros 300 million for Vinci Construction in French overseas departments and territories.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 920 499 545 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

12/15

Rueil Malmaison, 12 September 2005

Press release

VINCI Park sells business in Chile and strengthens its position in Europe

As part of its strategy to refocus on Europe, VINCI Park sold its business in Chile (seven car parks totalling 3,150 spaces) at the end of June. The company has also been increasing its portfolio of long-term car park contracts in Europe since the beginning of the year.

In France, VINCI Park won the tenders for concession contracts in Abbeville (1,260 spaces), Avignon (700 spaces), Beauvais (1,250 spaces), Cosne sur Loire (500 spaces), Limoges (550 spaces), Nîmes (890 spaces) and Saint Denis (1,500 spaces). In addition, the company acquired the freehold for the 230-space car park in the Rue des Tanneurs in Strasbourg, as well as the Sainte Claire building complex in Saint Paul de Vence, which includes a 470-space car park.

In addition, VINCI Park won its first contract to operate pay-to-park on-street parking in Spain (740 spaces in Soria), as well as management contracts for three new car parks totalling 1,300 spaces in Barcelona and Soria.

In the UK, VINCI Park has strengthened its position in the hospital sector by securing the concession for the Broadgreen Hospital car park in Liverpool (1,100 spaces) and the contract to operate the Glan Clwyd Hospital car park (1,500 spaces) in Wales.

Lastly, in Central and Eastern Europe, a priority growth area for VINCI as a whole, VINCI Park signed long-term contracts for the 500-space Europort car park at Prague airport in the Czech Republic and a 415-space car park in Vienna, Austria. The company also signed the management contract for a new city centre car park (320 spaces) in Bratislava, Slovakia.

Through these operations, which represent a total of 8,665 new spaces under concession, 700 under freehold and 3,910 under management contracts, VINCI Park has strengthened its position as no. 1 car park operator in Europe and world leader in car park concessions. The company now operates 805,000 spaces in 11 countries, with 347,000 spaces under concession contract or freehold.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com
This press release is available in French and English on VINCI's website: www.vinci.com

VINCI

Rueil-Malmaison, 20 september 2005

Press release

Eurovia (VINCI Group) reinforces its industrial assets in North Carolina

Through its American subsidiary Blythe Construction, Eurovia has just acquired a number of assets from the Crowder Construction Company based in Charlotte, N.C., in the United States. The assets acquired are the two Crowder coating plants, which produce over 600,000 tonnes of asphalt mix per year, and the company's laying equipment. The 68 Crowder employees will be joining the teams at Blythe, which has an existing workforce of 620 and generated net sales of €125 million in 2004.

The acquisition makes Blythe the leading producer of asphalt mix in the Charlotte area, with five coating plants producing 1.2 million tonnes annually. This leadership gives Blythe a decisive advantage with respect to supplying asphalt mix to outside companies and participating in major motorway projects, in a region undergoing exceptional development.

Eurovia is represented in the United States by its subsidiaries Blythe in North and South Carolina and Hubbard in Florida. With total net sales of €340 million, these two companies specialise in road infrastructure construction, especially under design-build contracts.

Eurovia, a VINCI subsidiary, is one of the world leaders in roadworks. With 36,000 employees, the company has operations in 16 countries through 300 roadworks entities and 800 industrial production plants. Eurovia generated net sales of €5.7 billion in 2004.

Press contact : Karima Ouadia
Tel. : 01 47 16 31 82 / Fax. : 01 47 16 33 88
E-mail: kouadia@vinci.com

VINCI

Rueil Malmaison, 5 October 2005

Press release

In response to rumours on the market following the publication of a financial analyst's study, VINCI would like to point out that it has communicated no new element that would justify a change to the projections announced with its interim results, which were published on 6 September.

We confirm the 2005 outlook as announced in that document:

"The order book has been further renewed under good conditions, and VINCI is confident with respect to its prospects in late 2005 and early 2006.

"After pointing out that the satisfactory performance recorded in the first half cannot be extrapolated over the full year in view of the impact of seasonal factors, Chairman Antoine Zacharias stated that 2005 is unlikely to be disappointing and should witness further earnings growth."

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

Rueil-Malmaison, 12 october 2005

Press release

VINCI at the Paris Employment Forum "Paris pour l'emploi" on October 13 and 14, 2005

For the second consecutive year, VINCI is taking part in the Paris Employment Forum "Paris pour l'Emploi " where it will meet job applicants on October 13 and 14 between 9 a.m. and 6 p.m., at its stand on the Champ de Mars.
VINCI will be offering 300 long term contracts at the Paris Employment Forum (for builders, formworkers, crane operators, machine operators, electrical fitters, surveying technicians, site managers, foremen, works engineers, surveying engineers, materials engineers, etc.). These positions are to be filled at one of its 180 companies in the Ile-de-France region representing the 4 divisions of the Group (Concessions, Construction, Roads, Energy) which employ 16,000 staff.

VINCI's attendance at the Forum is part of its active recruitment strategy to meet requirements driven by demographic changes and the growth in its business, and takes place within the framework of the Paris Employment Charter agreed with the Mayor of Paris in June 2004.
VINCI is recruiting motivated candidates for the construction industry, with or without initial training, who will be offered professional careers leading to a qualification, particularly through the internal training structures.
For the last three years, VINCI, which employs 130,000 staff worldwide, has been recruiting 7,000 people a year throughout France, including 1,500 in Ile-de-France. The recruitment forecasts for 2006 are also substantial, with an anticipated 7,000 staff to be recruited on long term contracts.

Press contact: Karima Ouadia
Tel.: 01 47 16 31 82 / Fax.: 01 47 16 33 88
E-mail: kouadia@vinci.com

Rueil-Malmaison, le 13 octobre 2005

Press release

VINCI to build Soyuz launch pad and ground infrastructure in French Guyana

VINCI Construction Grands Projets has been selected by the French space agency, CNES, to lead the consortium in charge of ground infrastructure and mechanical construction components of the Soyuz project in French Guyana. These projects are part of European Space Agency's "Soyuz in French Guyana" programme.

The contract, worth €135 million, includes the construction of a payload preparation facility, launch pad and launch control centre. Altogether, these represent 20,000 square metres of floor area and 86,000 square metres of roads on a 120 hectare site.

In addition to VINCI's local subsidiary, Nofrayane, the VINCI Construction Grands Projets consortium includes MT Aerospace (Germany) for metal structures and Clemessy (France) for low voltage electrical engineering, as well as Axima (Belgium), Krystal (France) and Intemann (Austria) for air conditioning, and APCO Technologies (Switzerland) for travelling cranes.

Work is scheduled for completion in 33 months in time for the launch of the first Soyuz rocket at the end of 2008.

VINCI has executed numerous contracts at Kourou since 1966, including several launch packages for Ariane rockets, a propergols (Ariane fuel) production plant, and the Ariane V payload (satellites) preparation package.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

VINCI

Rueil-Malmaison, 3 November 2005

Press Release

CONSOLIDATED REVENUE AT 30 SEPTEMBER 2005

- **Consolidated revenue up 10.5% at the end of September (at €15.7 billion), in particular in Construction (+14%)**
- **Brisk activity in the 3rd quarter in all business lines, in France and abroad**
- **Satisfactory renewal of order books, which remain at a very high level**
- **Good outlook for 2006**

VINCI's consolidated revenue for the first 9 months of the year amounted to €15.7 billion, up 10.5% against the same period last year (8.9% on a like-for-like basis).

The good pace of growth seen in the first half year was confirmed in the 3rd quarter, with revenue growing by 10.3% during the period (8% on a like-for-like basis).

In France, revenue for the first 9 months was up 10.9% at €9.8 billion (9.6% on a like-for-like basis). With overall growth of 8.4%, business was good in all business lines in the 3rd quarter.

Outside France, revenue at the end of September stood at €5.9 billion, up 9.7% (7.8% at constant consolidation scope and exchange rates). The pace of growth increased in the 3rd quarter (up 13% against the 3rd quarter of 2004), driven by strong performance from VINCI Construction and Eurovia.

Despite the strong level of activity during the period, order books are being renewed satisfactorily and stood at €15.3 billion at the end of September, which is close to 10 months' average activity for the business lines concerned (Construction, Roads, and Energy).

Combined with the usual revenue from the Concessions business line, this allows VINCI to expect revenue of more than €21 billion for 2005 and to start 2006 with good visibility over its level of activity.

Breakdown by business line

Concessions: €1,521 million (+4.3% on an actual basis; +2.7% like-for-like)

Cofiroute's consolidated revenue increased by 3.5% to €690 million. This includes toll income of €672 million, up by 2.9% of which 0.8% reflects the increase in traffic levels on a comparable network basis. The recovery in light-vehicle traffic seen during the summer period was confirmed in September, cancelling out the decline observed in the first half (LV: +0.8% over 9 months). Heavy-vehicle traffic remained at a good level, increasing by 1.1% over the first 9 months.

VINCI Park booked revenue of €360 million, up 1.2%. As a result of a 4.6% increase in activity in the 3rd quarter, the company is now reporting a positive trend again.

Revenue of other infrastructure concessions was strongly up, by 27%, at €115 million. This is due to the inclusion of the toll income from the Rion-Antirion bridge in Greece, which entered service in August 2004, and the continued improvement in traffic levels on the Chillan-Collipulli motorway in Chile.

Revenue of airport services was up by 3.3% at €361 million. This takes account, for €24 million, of France Handling, a company specialised in air-cargo ground handling services that has been consolidated since 1 July. On a like-for-like basis, revenue was down by 2% as a result of the decline in activities in the USA.

Energy: €2,533 million (+6.1% on an actual basis; +5.6% like-for-like)

In France, VINCI Energies' revenue amounted to €1.9 billion, up 10%. The good trend in VINCI Energies' activities in the services and telecommunications infrastructure sectors continued in the 3rd quarter, when revenue increased by nearly 14%. The trend also benefits from the favourable comparison with the 3rd quarter of 2004, which was marked by lacklustre activity levels.

Outside France, revenue was down 3% at €0.7 billion. This mainly reflects the effects of the restructuring of TMS, of which some international activities have been disposed of while others have been resized following the decline in their market.

Excluding TMS, VINCI Energies' international business grew by 2.5%.

VINCI Energies' order books at 30 September 2005 stood at €1.6 billion, an 11% increase over 12 months.

Roads: €4,671 million (+11.9% on an actual basis; +9% like-for-like)

In France, Eurovia booked revenue of €2.7 billion, up 10.8% (9.3% like-for-like). After a good first half year, business remained good in the 3rd quarter (+11.7 %), benefiting in particular from major urban infrastructure projects.

Outside France, revenue was nearly €2 billion, an increase of 13.4% (8.4% at constant consolidation scope and exchange rates, after correcting for the first consolidation of the UK subsidiary TE Beach).

The strong increase in activity in the 3rd quarter (up 11.4% on a like-for-like basis) reflects a catching-up in Germany, following the adverse weather at the beginning of the year, and fine performance in the UK and the Czech Republic.

Eurovia's order book stood at €4.4 billion at 30 September 2005, a 10% increase over one year.

Construction: €6,909 million (+14% on an actual basis; +13% like-for-like)

In France, VINCI Construction's revenue was €4 billion, showing a strong increase of nearly 17% (14.8% like-for-like). The rate of revenue growth remained high in the 3rd quarter (+11%), with brisk activity by Sogea Construction and GTM Construction in the building sector in both the Ile-de-France Greater Paris region and in the rest of France.

Outside France, revenue increased by nearly 11% to €2.9 billion. This fine performance was achieved despite the decline in Germany in the fixtures and finishing business (down 5% to €160 million), which is being disposed of.

Excluding these activities, VINCI Construction's revenue outside France was up by 12% (of which nearly 15% in the 3rd quarter). Norwest Holst, the Central European subsidiaries and CFE's flourishing dredging activities were the main contributors to this growth.

At €9.4 billion, VINCI Construction's order book at 30 September 2005 showed 6% growth over 12 months and represents more than one year's activity for this division.

Press contact: Virginie Christnacht
Tel.: 33 1 47 16 39 56 / Fax: 33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German on VINCI's web site: www.vinci.com

VINCI
Public Limited Company ("Société Anonyme") with capital stock of 925,025,255 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED REVENUE AT 30 SEPTEMBER 2005

(in millions of euros)

		30 September 2005	30 September 2004	Variation 2005/2004 actual	Variation 2005/2004 like-for-like
Concessions and services	1st quarter	457,8	442,5	3,5%	4,0%
	2nd quarter	496,0	491,6	0,9%	1,2%
	3rd quarter	567,7	525,2	8,1%	3,1%
		1 521,5	**1 459,3**	**4,3%**	**2,7%**
Energy	1st quarter	752,2	749,3	0,4%	(1,2%)
	2nd quarter	914,5	846,8	8,0%	7,6%
	3rd quarter	866,4	790,4	9,6%	8,9%
		2 533,1	**2 386,5**	**6,1%**	**5,6%**
Roads	1st quarter	1 030,3	999,9	3,0%	0,3%
	2nd quarter	1 764,0	1 531,2	15,2%	13,1%
	3rd quarter	1 876,3	1 642,8	14,2%	10,4%
		4 670,6	**4 173,9**	**11,9%**	**9,0%**
Construction	1st quarter	2 088,1	1 806,1	15,6%	14,9%
	2nd quarter	2 475,3	2 149,4	15,2%	15,3%
	3rd quarter	2 345,8	2 101,0	11,6%	10,7%
		6 909,2	**6 056,6**	**14,1%**	**13,0%**
Miscellaneous and double counts		82,4	148,3		
Total	1st quarter	**4 407,7**	**4 045,7**	**8,9%**	**7,7%**
	2nd quarter	**5 643,3**	**5 039,9**	**12,0%**	**11,8%**
	3rd quarter	**5 665,7**	**5 138,9**	**10,3%**	**8,0%**
		15 716,8	**14 224,4**	**10,5%**	**8,9%**
Of which France					
Concessions and services		1 145,1	1 108,9	3,3%	1,2%
Energy		1 865,2	1 695,6	10,0%	10,2%
Roads		2 681,2	2 420,0	10,8%	9,3%
Construction		4 017,3	3 445,8	16,6%	14,8%
Miscellaneous and double counts		107,8	178,0		
Total		**9 816,6**	**8 848,2**	**10,9%**	**9,6%**
Of which outside France					
Concessions and services		376,4	350,4	7,4%	7,6%
Energy		667,8	690,9	(3,3%)	(6,1%)
Roads		1 989,4	1 753,9	13,4%	8,4%
Construction		2 891,9	2 610,8	10,8%	10,7%
Miscellaneous and double counts		(25,4)	(29,7)		
Total		**5 900,1**	**5 376,3**	**9,7%**	**7,8%**

VINCI

Rueil-Malmaison, 8 November 2005

Press release

New contracts worth more than €300 million for VINCI Construction in French overseas departments and territories

VINCI Construction Grands Projets has just signed the contract for the civil engineering work on Goro Nickel's ore processing plant in New-Caledonia.

This contract, worth $60 million, is for the construction of the basic concrete structures for some twenty industrial installations spread over a 10 hectare site. The work will be carried out for Goro Nickel, a subsidiary of Inco, and will start in November 2005. It will take 16 months and will involve up to 200 people.

VINCI Construction Grands Projets and Dumez-GTM Calédonie are already present on the Goro site, where they are building a coal-fired power station for Prony Energies SAS (€46 million) and, in partnership, at the Prony Bay port, for Goro Nickel (US$75 million).

In another part of the world, a consortium comprising only VINCI Construction enterprises has just been awarded a contract for the construction of the extension to Réunion's commercial port, for €73 million. This involves deepening the entrance channel and building a 635 metre quay using a diaphragm wall.

This contract, which will last 25 months, covers the dredging (Société de Dragage International, a subsidiary of Dredging Intl), earthworks (GTM Terrassement and Sogea Construction), diaphragm walls and civil engineering (VINCI Construction Grands Projets, SBTPC and Sogea Réunion). VINCI Construction Grands Projets is the consortium's representative.

The signing of these contracts comes shortly after the award of the contract to build the Soyouz launch pad in French Guyana.

Press contact: Virginie Christnacht
Tel.: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail : vchristnacht@vinci.com